Exhibit 99.1

FOURTH QUARTER 2015
EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FOURTH QUARTER AND RECORD 2015 RESULTS

All amounts are in Canadian dollars and are based on our audited Annual and unaudited Interim Consolidated Financial Statements for the year and quarter ended October 31, 2015 and related notes prepared in accordance with International Financial Reporting Standards (IFRS). Our 2015 Annual Report (which includes our audited annual Consolidated Financial Statements and accompanying Management’s Discussion & Analysis), our 2015 Annual Information Form and our Supplementary Financial Information are available on our website at: http://www.rbc.com/investorrelations.

TORONTO, December 2, 2015 – Royal Bank of Canada (RY on TSX and NYSE) today reported record net income of $10,026 million for the year ended October 31, 2015, up $1,022 million or 11% from the prior year. Excluding specified items(1) noted below and discussed on page 11 of this Earnings Release, net income was up $782 million or 9%. Results were driven by record earnings in Personal & Commercial Banking, Capital Markets, and Investor & Treasury Services, partially offset by lower earnings in Insurance and Wealth Management. Results also reflect strong credit quality, with a provision for credit loss (PCL) ratio of 0.24%, and the positive impact of foreign exchange translation.

As of October 31, 2015, our Basel III Common Equity Tier 1 (CET1) ratio was 10.6%, up 70 bps from the prior year, as we continued to strengthen our capital position for the acquisition of City National Corporation (City National), which we completed on November 2, 2015. In addition, we increased our quarterly dividend twice during 2015, for an annual dividend increase of 8%.

“We had record earnings of $10 billion in 2015, reflecting the strength of our diversified business model and our ability to execute our growth strategy in a changing environment,” said Dave McKay, RBC President and CEO. “Looking ahead to 2016, while we face industry headwinds, we remain focused on delivering an exceptional client experience and driving long-term shareholder value, while contributing meaningfully to the success of our employees and communities.”

2015 compared to 2014

•     Net income of $10,026 million (up 11% from $9,004 million)

•     Diluted earnings per share (EPS) of $6.73 (up $0.73 from $6.00)

•     Return on common equity (ROE)(2) of 18.6% (down from 19.0%)

•     Basel III CET1 ratio of 10.6% (up from 9.9%)

Excluding specified items(1): 2015 compared to 2014 • Net income of $9,918 million (up 9% from $9,136 million) • Diluted EPS of $6.66 (up $0.57 from $6.09) • ROE of 18.4% (down from 19.3%)

2015 Business Segment Performance

•	12% earnings growth in Personal & Commercial Banking, on improved trends in Caribbean Banking and solid results in Canadian Banking;
•

4% lower earnings in Wealth Management, driven by higher costs in support of business growth, restructuring costs largely related to our U.S. & International Wealth Management business, and lower transaction volumes, partly offset by higher earnings from growth in average fee-based client assets;

•	10% lower earnings in Insurance, mainly due to a change in Canadian tax legislation which became effective November 1, 2014;
•

26% earnings growth in Investor & Treasury Services, reflecting higher earnings from our foreign exchange businesses, an additional month of earnings in Investor Services, and increased custodial fees; and,

•

13% earnings growth in Capital Markets, driven by growth in our global markets businesses, continued solid performance in our corporate and investment banking businesses, and the favourable impact of foreign exchange translation.

Specified items(1) as detailed on page 11 comprise: In Q2 2015, a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based funding subsidiary that resulted in the release of foreign currency translation adjustment (CTA) that was previously booked in other components of equity (OCE); in Q3 2014, a loss of $40 million (before- and after-tax), related to the closing of the sale of RBC Jamaica on June 27, 2014; and in Q1 2014, a loss of $60 million (before- and after-tax) also related to the sale of RBC Jamaica, and a provision related to post-employment benefits and restructuring charges in the Caribbean of $40 million ($32 million after-tax).

Q4 2015 compared to Q4 2014 • Net income of $2,593 million (up 11% from $2,333 million) • Diluted EPS of $1.74 (up $0.17 from $1.57) • ROE of 17.9% (down from 19.0%)	Q4 2015 compared to Q3 2015 • Net income of $2,593 million (up 5% from $2,475 million) • Diluted EPS of $1.74 (up $0.08 from $1.66) • ROE of 17.9% (down from 18.1%)

Q4 2015 Performance

Record earnings of $2,593 million were up $260 million, or 11% from last year, driven by solid earnings growth in Capital Markets and Personal & Commercial Banking, and a lower effective tax rate reflecting net favourable tax adjustments in Corporate Support. These factors were partially offset by lower earnings in Investor & Treasury Services driven by lower funding and liquidity results due to widening credit spreads and unfavourable market conditions, lower earnings in Insurance mainly due to a change in Canadian tax legislation as noted above, and lower earnings in Wealth Management largely reflecting lower transaction volumes and restructuring costs largely related to our U.S. & International Wealth Management business, including the sale of RBC Suisse.

1	These are non-GAAP measures. For further information, including a reconciliation, refer to the non-GAAP measures section on page 11 of this Earnings Release.
2	This measure does not have a standardized meaning under GAAP. For further information, refer to the Key performance and non-GAAP measures section on page 11 of this Earnings Release.

Earnings were up $118 million, or 5% from last quarter, largely due to net favourable tax adjustments as noted above, and higher earnings in Insurance reflecting favourable actuarial adjustments and lower net claims costs. These factors were partially offset by lower earnings in Investor & Treasury Services driven by lower funding and liquidity results as noted above, and lower earnings in Wealth Management largely reflecting restructuring costs as noted above.

Q4 2015 Business Segment Performance

Personal & Commercial Banking net income was $1,270 million, up $119 million or 10% compared to last year. Canadian Banking net income was $1,227 million, up $17 million or 1% compared to last year, primarily due to solid volume growth across most of our businesses and higher fee-based revenue growth, partly offset by lower spreads. The prior year included favourable net cumulative accounting adjustments of $55 million ($40 million after-tax). Caribbean & U.S. Banking net income was $43 million compared to a net loss of $59 million last year reflecting higher earnings driven by lower PCL, continuing benefits from our efficiency management activities, and the favourable impact of foreign exchange translation.

Compared to last quarter, Personal & Commercial Banking net income was down $11 million or 1%. Canadian Banking net income was down $12 million or 1% as strong volume growth across most businesses and lower PCL was more than offset by higher marketing and technology costs to support business growth. Caribbean & U.S. Banking net income was relatively flat compared to last quarter.

Wealth Management net income was $255 million, down $30 million or 11% compared to last year, mostly due to lower transaction volumes driven by unfavourable market conditions, and restructuring costs of $46 million ($38 million after-tax) largely related to our U.S. & International Wealth Management business, including the sale of RBC Suisse. These factors were partly offset by a lower effective tax rate reflecting income tax adjustments related to the current year, and higher earnings from growth in average fee-based client assets.

Compared to last quarter, net income was down $30 million or 11%, primarily due to restructuring costs as noted above, lower fee-based client assets and lower transaction volumes driven by unfavourable market conditions.

Insurance net income was $225 million, down $31 million or 12% from a year ago, mainly due to a change in Canadian tax legislation impacting certain foreign affiliates which became effective November 1, 2014.

Compared to last quarter, net income was up $52 million or 30% mainly due to favourable actuarial adjustments reflecting management actions and assumption changes, and lower net claims costs.

Investor & Treasury Services net income was $88 million, down $25 million or 22% from last year, largely reflecting lower funding and liquidity results due to widening credit spreads and unfavourable market conditions. This factor was partially offset by a lower effective tax rate mainly reflecting income tax adjustments, and higher net interest income from growth in client deposits.

Net income was down $79 million or 47% from a record in Q3 2015, mainly due to lower funding and liquidity results as noted above, and lower results in our foreign exchange businesses primarily due to lower volumes and client activity. In addition, the prior quarter included an additional month of earnings in Investor Services of $42 million ($28 million after-tax)(1).

Capital Markets net income was $555 million, up $153 million or 38% compared to last year, primarily due to a lower effective tax rate reflecting income tax adjustments related to the current year, growth in our global markets businesses, and the positive impact of foreign exchange translation. In addition, our results in the prior year included the unfavourable impact of the implementation of a one-time funding valuation adjustment (FVA) of $105 million ($51 million after-tax and variable compensation), and $75 million ($46 million after-tax and variable compensation) in lower trading revenue and costs associated with the exit from certain proprietary trading strategies.

Compared to last quarter, net income was up $10 million or 2%, as lower variable compensation, the income tax adjustments as noted above, and higher equity trading revenue were mostly offset by lower debt and equity origination reflecting decreased client issuance activity, and lower fixed income trading revenue due to unfavourable market conditions.

Corporate Support net income was $200 million, largely reflecting net favourable tax adjustments and asset/liability management activities, partially offset by transaction costs of $29 million ($23 million after-tax) related to our acquisition of City National. Net income last year was $126 million, largely reflecting gains on private equity investments related to the sale of a legacy portfolio, and asset/liability management activities.

Capital – As at October 31, 2015, Basel III CET1 ratio was 10.6%, up 50 bps from last quarter, mainly reflecting strong internal capital generation and lower risk-weighted assets.

Credit Quality – Total PCL of $275 million decreased $70 million or 20% from a year ago, mainly reflecting lower PCL in Caribbean banking. Compared to last quarter, PCL was up $5 million or 2% mainly due to higher PCL in Capital Markets, partially offset by lower provisions in Canadian Banking. Our PCL ratio was 0.23%, down 8 bps compared to last year and flat compared to last quarter.

1	Effective Q3 2015, we aligned the reporting period of Investor Services, which resulted in an additional month of results being included in Q3 2015.

Selected financial and other highlights

	As at or for the three months ended				For the year ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	October 31 2015	July 31 2015	October 31 2014		October 31 2015	October 31 2014
Total revenue	$8,019	$8,828	$8,382		$35,321	$34,108
Provision for credit losses (PCL)	275	270	345		1,097	1,164
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	292	656	752		2,963	3,573
Non-interest expense	4,647	4,635	4,340		18,638	17,661
Net income before income taxes	2,805	3,267	2,945		12,623	11,710
Net income	$2,593	$2,475	$2,333		$10,026	$9,004
Segments - net income
Personal & Commercial Banking	$1,270	$1,281	$1,151		$5,006	$4,475
Wealth Management	255	285	285		1,041	1,083
Insurance	225	173	256		706	781
Investor & Treasury Services	88	167	113		556	441
Capital Markets	555	545	402		2,319	2,055
Corporate Support	200	24	126		398	169
Net income	$2,593	$2,475	$2,333		$10,026	$9,004
Selected information
Earnings per share (EPS) - basic	$1.74	$1.66	$1.57		$6.75	$6.03
- diluted	1.74	1.66	1.57		6.73	6.00
Return on common equity (ROE) (1), (2)	17.9%	18.1%	19.0%		18.6%	19.0%
PCL on impaired loans as a % of average net loans and acceptances	0.23%	0.23%	0.31%		0.24%	0.27%
Gross impaired loans (GIL) as a % of loans and acceptances	0.47%	0.50%	0.44%		0.47%	0.44%
Liquidity coverage ratio	127%	117%	n.a.		127%	n.a.
Capital ratios and multiples (3)
Common Equity Tier 1 (CET1) ratio (3)	10.6%	10.1%	9.9%		10.6%	9.9%
Tier 1 capital ratio (3)	12.2%	11.7%	11.4%		12.2%	11.4%
Total capital ratio (3)	14.0%	13.4%	13.4%		14.0%	13.4%
Assets-to-capital multiple (3)	n.a.	n.a.	17.0	X	n.a.	17.0	X
Leverage ratio (3)	4.3%	4.2%	n.a.		4.3%	n.a.
Selected balance sheet and other information
Total assets	$1,074,208	$1,085,173	$940,550		$1,074,208	$940,550
Securities	215,508	235,515	199,148		215,508	199,148
Loans (net of allowance for loan losses)	472,223	462,599	435,229		472,223	435,229
Derivative related assets	105,626	112,459	87,402		105,626	87,402
Deposits	697,227	694,236	614,100		697,227	614,100
Common equity	57,048	55,153	48,615		57,048	48,615
Average common equity (1)	55,800	52,600	47,450		52,300	45,700
Total capital risk-weighted assets	413,957	421,908	372,050		413,957	372,050
Assets under management (AUM) (4)	498,400	508,700	457,000		498,400	457,000
Assets under administration (AUA) (4), (5)	4,609,100	5,012,900	4,647,000		4,609,100	4,647,000
Common share information
Shares outstanding (000s) - average basic	1,442,935	1,443,052	1,442,368		1,442,935	1,442,553
- average diluted	1,449,509	1,449,540	1,449,342		1,449,509	1,452,003
- end of period	1,443,423	1,443,192	1,442,233		1,443,423	1,442,233
Dividends declared per share	$0.79	$0.77	$0.75		$3.08	$2.84
Dividend yield (6)	4.3%	4.0%	3.8%		4.1%	3.8%
Common share price (RY on TSX) (7)	$74.77	$76.26	$80.01		$74.77	$80.01
Market capitalization (TSX) (7)	107,925	110,058	115,393		107,925	115,393
Business information (number of)
Bank branches	1,355	1,354	1,366		1,355	1,366
Automated teller machines (ATMs)	4,816	4,892	4,929		4,816	4,929
Period average US$ equivalent of C$1.00 (7)	$0.758	$0.789	$0.900		$0.797	$0.914
Period-end US$ equivalent of C$1.00	$0.765	$0.765	$0.887		$0.765	$0.887

(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes ROE and Average common equity. For further details, refer to the How we measure and report our business segments section of our 2015 Annual Report.
(2)	These measures may not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. See the How we measure and report our business segments section and the Key performance and Non-GAAP Measures section of this Earnings Release, our Q4 2014 Supplementary Financial Information and our 2015 Annual Report for additional information.
(3)	Capital and Leverage ratios presented above are on an “all-in” basis. Effective the first quarter of 2015, the Leverage ratio has replaced the Assets-to-capital multiple (ACM). The Leverage ratio is a regulatory measure under the Basel III framework and is n.a. for prior periods. The ACM is presented on a transitional basis for prior periods. For further details, refer to the Capital management section.
(4)	Represents period-end spot balances.
(5)	AUA are beneficially owned by clients and are reported based on the nature of the administrative services provided. AUA includes $21.0 billion and $8.0 billion, respectively (2014 – $23.2 billion and $8.0 billion; 2013 – $25.4 billion and $7.2 billion) of securitized residential mortgages and credit card loans.
(6)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(7)	Average amounts are calculated using month-end spot rates for the period.

Personal & Commercial Banking

	As at or for the three months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	October 31 2015	July 31 2015	October 31 2014
Net interest income	$2,569	$2,543	$2,447
Non-interest income	1,080	1,083	1,104
Total revenue	3,649	3,626	3,551
PCL	240	257	314
Non-interest expense	1,717	1,648	1,686
Net income before income taxes	1,692	1,721	1,551
Net income	$1,270	$1,281	$1,151

Revenue by business
Canadian Banking	3,409	3,390	3,346
Caribbean & U.S. Banking	240	236	205

Selected balances and other information
ROE	29.1%	30.3%	28.3%
NIM (1)	2.70%	2.72%	2.71%
Efficiency ratio (2)	47.1%	45.4%	47.5%
Operating leverage	1.0%	3.8%	2.1%
Operating leverage adjusted (3)	n.a.	1.2%	n.a.
Average total assets (5)	$395,100	$388,100	$374,100
Average total earning assets (4)	377,300	370,700	357,600
Average loans and acceptances (4), (5)	375,400	369,100	357,200
Average deposits	307,000	299,200	285,200
AUA (6)	$223,500	$227,900	$214,200
AUM	4,800	4,700	4,000
Number of employees (FTE)	35,007	35,598	36,113
Effective income tax rate	24.9%	25.6%	25.8%
Gross impaired loans as a % of average net loans and acceptances (5)	0.48%	0.52%	0.54%
PCL on impaired loans as a % of average net loans and acceptances	0.25%	0.28%	0.35%

	For the three months ended
Estimated impact of U.S. dollar and Trinidad & Tobago dollar (TTD) translation on key income statement items	Q4 2015 vs.	Q4 2015 vs.
(Millions of Canadian dollars, except percentage amounts)	Q4 2014	Q3 2015
Increase (decrease):
Total revenue	$22	$5
Non-interest expense	12	3
Net income	6	1
Percentage change in average US$ equivalent of C$1.00	(16)%	(4)%
Percentage change in average TTD equivalent of C$1.00	(16)%	(4)%

(1)	Calculated as net interest income divided by average total earning assets.
(2)	Efficiency ratio is calculated as non-interest expense divided by total revenue.
(3)	Measures have been adjusted by excluding the loss related to the sale of RBC Jamaica and are non-GAAP. For further details, refer to the Non-GAAP measures section on page 11 of this Earnings Release.
(4)	Average total earning assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended October 31, 2015 of $57.3 billion and $8.1 billion, respectively (July 31, 2015 – $56.6 billion and $8.4 billion; October 31, 2014 – $53.7 billion and $8.0 billion).
(5)	Amounts have been revised from those previously presented.
(6)	AUA represents period-end spot balances and includes securitized residential mortgages and credit card loans as at October 31, 2015 of $21.0 billion and $8.0 billion respectively (July 31, 2015 – $21.7 billion and $8.4 billion; October 31, 2014 – $23.2 billion and $8.0 billion).

Q4 2015 vs. Q4 2014

Net income of $1,270 million increased $119 million or 10% compared to the prior year, primarily due to solid volume growth across most of our businesses in Canada, higher fee-based revenue growth, and higher earnings in the Caribbean, partly offset by lower spreads. The prior year included favourable net cumulative accounting adjustments of $55 million ($40 million after-tax) in Canadian Banking.

Total revenue increased $98 million or 3%, reflecting solid volume growth of 6% across most businesses in Canada and the positive impact of foreign exchange translation. Higher fee-based revenue primarily attributable to strong mutual fund asset growth resulting in higher mutual fund distribution fees, as well as higher volumes driving higher card service revenue, also contributed to the increase. The prior year included favourable net cumulative accounting adjustments as noted above.

Net interest margin decreased 1 bp primarily due to the low interest rate environment and competitive pressures.

PCL decreased $74 million, with the PCL ratio improving 10 bps, largely reflecting lower provisions in our Caribbean portfolios as the prior year included provisions of $50 million on our impaired residential mortgage portfolio. Lower provisions in our Canadian commercial lending portfolio also contributed to the decrease.

Non-interest expense increased $31 million or 2%, mainly due to higher technology and staff costs to support business growth in Canadian Banking, and an increase due to the impact of foreign exchange translation, which were partially offset by continuing benefits from our efficiency management activities. The prior year included provisions related to restructuring charges of $17 million in the Caribbean.

Q4 2015 vs. Q3 2015

Net income decreased $11 million or 1% from the prior quarter, mainly driven by higher marketing and technology costs to support business growth in Canadian Banking, partially offset by strong volume growth across most of our businesses in Canada, and lower PCL.

Canadian Banking

	As at or for the three months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	October 31 2015	July 31 2015	October 31 2014
Net interest income	$2,407	$2,381	$2,305
Non-interest income	1,002	1,009	1,041
Total revenue	3,409	3,390	3,346
PCL	228	238	236
Non-interest expense	1,529	1,476	1,479
Net income before income taxes	1,652	1,676	1,631
Net income	$1,227	$1,239	$1,210

Revenue by business
Personal Financial Services	$1,956	$1,949	$1,843
Business Financial Services	774	780	869
Cards and Payment Solutions	679	661	634
Selected balances and other information
ROE	35.2%	36.5%	36.1%
NIM (1)	2.65%	2.66%	2.66%
Efficiency ratio (2)	44.9%	43.5%	44.2%
Operating leverage	(1.5)%	0.7%	1.8%
Average total assets	$373,000	$366,500	$355,700
Average total earning assets (3)	360,200	354,600	343,400
Average loans and acceptances (3)	366,100	360,300	349,400
Average deposits	288,800	282,000	269,700
AUA (4)	213,700	217,700	205,200
Number of employees (FTE)	30,853	31,448	31,381
Effective income tax rate	25.7%	26.1%	25.8%
Gross impaired loans as a % of average net loans and acceptances	0.29%	0.31%	0.32%
PCL on impaired loans as a % of average net loans and acceptances	0.25%	0.26%	0.27%

(1)	Calculated as net interest income divided by average total earning assets.
(2)	Efficiency ratio is calculated as non-interest expense divided by total revenue.
(3)	Average total earning assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended October 31, 2015 of $57.3 billion and $8.1 billion, respectively (July 31, 2015 – $56.6 billion and $8.4 billion; October 31, 2014 – $53.7 billion and $8.0 billion).
(4)	AUA represents period-end spot balances and includes securitized residential mortgages and credit card loans as at October 31, 2015 of $21.0 billion and $8.0 billion respectively (July 31, 2015 – $21.7 billion and $8.4 billion; October 31, 2014 – $23.2 billion and $8.0 billion).

Q4 2015 vs. Q4 2014

Net income increased $17 million or 1% compared to the prior year, primarily due to solid volume growth across most of our businesses and higher fee-based revenue growth, partly offset by lower spreads. The prior year included favourable net cumulative accounting adjustments of $55 million ($40 million after-tax).

Total revenue increased $63 million or 2%, mainly reflecting solid volume growth of 6% across most businesses and higher fee-based revenue primarily attributable to strong mutual fund asset growth resulting in higher mutual fund distribution fees, as well as higher volumes driving higher cards service revenue. The prior year included favourable net cumulative accounting adjustments as noted above.

Net interest margin decreased 1 bp primarily due to the low interest rate environment and competitive pressures.

PCL decreased $8 million, with the PCL ratio improving 2 bps, largely reflecting lower provisions in our commercial lending portfolio, partially offset by higher provisions in our personal lending portfolio and higher write-offs in our credit card portfolio.

Non-interest expense increased $50 million or 3%, mostly due to higher technology and staff costs to support business growth, partially offset by continuing benefits from our efficiency management activities.

Q4 2015 vs. Q3 2015

Net income decreased $12 million or 1% compared to the prior quarter, mainly driven by higher marketing and technology costs to support business growth, partially offset by strong volume growth across most businesses, and lower PCL.

Wealth Management

	As at or for the three months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	October 31 2015	July 31 2015	October 31 2014
Net interest income	$118	$129	$123
Non-interest income
Fee-based revenue	1,188	1,200	1,112
Transactional and other revenue	347	379	404
Total revenue	1,653	1,708	1,639
PCL	1	—	—
Non-interest expense	1,317	1,302	1,245
Net income before income taxes	335	406	394
Net income	$255	$285	$285

Revenue by business
Canadian Wealth Management	$562	$561	$583
U.S. & International Wealth Management	644	691	630
U.S. & International Wealth Management (US$ millions)	488	545	565
Global Asset Management	447	456	426
Selected balances and other information
ROE	17.0%	18.6%	19.6%
Pre-tax margin (1)	20.3%	23.8%	24.0%
Number of advisors (4)	3,954	4,044	4,245
Average loans and acceptances	17,300	17,700	16,800
Average deposits	37,300	40,500	37,900
Revenue per advisor (000s) (2)	$1,091	$986	$1,030
AUA - total (3)	749,700	778,400	717,500
- U.S. & International Wealth Management (3)	461,900	488,500	432,400
- U.S. & International Wealth Management (US$ millions) (3)	353,500	373,900	383,700
AUM (3)	492,800	503,200	452,300
Average AUA	748,000	764,700	714,000
Average AUM	491,000	496,200	449,200
		For the three months ended
Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)		Q4 2015 vs. Q4 2014	Q4 2015 vs. Q3 2015
Increase (decrease):
Total revenue		$99	$27
Non-interest expense		88	24
Net income		6	2
Percentage change in average US$ equivalent of C$1.00		(16)%	(4)%
Percentage change in average British pound equivalent of C$1.00		(10)%	(2)%
Percentage change in average Euro equivalent of C$1.00		(3)%	(5)%

(1)	Pre-tax margin is defined as net income before income taxes divided by total revenue.
(2)	Represents investment advisors and financial consultants of our Canadian and U.S. full-service wealth businesses.
(3)	Represents period-end spot balances.
(4)	Represents client-facing advisors across all our wealth management businesses.

Q4 2015 vs. Q4 2014

Net income decreased $30 million or 11% from a year ago, mostly due to lower transaction volumes driven by unfavourable market conditions, and restructuring costs of $46 million ($38 million after-tax) largely related to our U.S. & International Wealth Management business, including the sale of RBC Suisse. These factors were partly offset by a lower effective tax rate reflecting income tax adjustments related to the current year, and higher earnings from growth in average fee-based client assets.

Total revenue increased $14 million or 1%, mainly due to the positive impact of foreign exchange translation and higher revenue from growth in average fee-based client assets reflecting capital appreciation and strong net sales. These factors were partly offset by lower transaction volumes, and a change in the fair value of our U.S. share-based compensation plan, which was largely offset in non-interest expense.

Non-interest expense increased $72 million or 6%, mainly due to the impact of foreign exchange translation, restructuring costs as noted above, and higher costs in support of business growth. These factors were partly offset by lower variable compensation and a change in the fair value of our U.S shared-based compensation plan, which was largely offset in revenue.

Q4 2015 vs. Q3 2015

Net income decreased $30 million or 11% compared to the prior quarter, primarily due to restructuring costs as noted above, lower fee-based client assets and lower transaction volumes driven by unfavourable market conditions.

Insurance

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts)	October 31 2015	July 31 2015	October 31 2014
Non-interest income
Net earned premiums	$933	$843	$940
Investment income (1)	(343)	52	159
Fee income	127	126	75
Total revenue	717	1,021	1,174
Insurance policyholder benefits and claims (1)	237	610	657
Insurance policyholder acquisition expense	55	46	95
Non-interest expense	158	153	149
Net income before income taxes	267	212	273
Net income	$225	$173	$256

Revenue by business
Canadian Insurance	$295	$603	$646
International Insurance	422	418	528
Selected balances and other information
ROE	53.4%	43.6%	61.5%
Premiums and deposits (2)	$1,309	$1,252	$1,318
Fair value changes on investments backing policyholder liabilities (1)	(462)	(37)	43

(1)	Investment income can experience volatility arising from fluctuation in the fair value of Fair Value Through Profit or Loss (FVTPL) assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as FVTPL. Consequently changes in the fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Q4 2015 vs. Q4 2014

Net income decreased $31 million or 12% from a year ago, mainly due to a change in Canadian tax legislation impacting certain foreign affiliates which became effective November 1, 2014.

Total revenue decreased $457 million or 39%, mainly due to the change in fair value of investments backing our policyholder liabilities resulting from the increase in long-term interest rates, and lower revenue related to our retrocession contracts, both of which were largely offset in PBCAE. These factors were partially offset by business growth primarily in our life, annuity, home and auto insurance businesses.

PBCAE decreased $460 million or 61%, largely reflecting the change in fair value of investments backing our policyholder liabilities, and a reduction of PBCAE related to our retrocession contracts, both of which were largely offset in revenue. These factors were partially offset by business growth as noted above.

Non-interest expense increased $9 million or 6%, primarily due to higher costs in support of business growth.

Q4 2015 vs. Q3 2015

Net income increased $52 million or 30% from the prior quarter, mainly due to favourable actuarial adjustments reflecting management actions and assumption changes, and lower net claims costs.

Investor & Treasury Services

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts)	October 31 2015	July 31 2015	October 31 2014
Net interest income	$220	$204	$183
Non-interest income	228	352	293
Total revenue (1)	448	556	476
Non-interest expense	342	331	321
Net income before income taxes	106	225	155
Net income	$88	$167	$113
Selected balances and other information
ROE	10.9%	24.5%	19.5%
Average Deposits	149,500	144,200	112,700
Client deposits	56,500	52,000	45,000
Wholesale funding deposits	93,000	92,200	67,700
AUA	3,620,300	3,990,900	3,702,800
Average AUA	3,783,700	3,924,300	3,565,500
		For the three months ended
Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)		Q4 2015 vs. Q4 2014	Q4 2015 vs. Q3 2015
Increase (decrease):
Total revenue		$8	$9
Non-interest expense		10	8
Net income		(1)	1
Percentage change in average US$ equivalent of C$1.00		(16)%	(4)%
Percentage change in average British pound equivalent of C$1.00		(10)%	(2)%
Percentage change in average Euro equivalent of C$1.00		(3)%	(5)%

(1)	Effective Q3 2015, we aligned the reporting period of Investor Services, which resulted in an additional month of results being included in Q3 2015. The net impact of the additional month was recorded in revenue.

Q4 2015 vs. Q4 2014

Net income decreased $25 million or 22%, largely reflecting lower funding and liquidity results due to widening credit spreads and unfavourable market conditions. This factor was partially offset by a lower effective tax rate mainly reflecting income tax adjustments, and higher net interest income from growth in client deposits.

Total revenue decreased $28 million or 6%, mainly related to lower funding and liquidity revenue as a result of widening credit spreads and unfavourable market conditions. This factor was partially offset by the positive impact of foreign exchange translation.

Non-interest expense increased $21 million or 7%, largely reflecting higher costs in support of business growth, and the impact of foreign exchange translation.

Q4 2015 vs. Q3 2015

Net income decreased $79 million or 47% as compared to record results last quarter, mainly due to lower funding and liquidity results in the current quarter as noted above, and lower results in our foreign exchange businesses primarily due to lower volumes and client activity. In addition, the prior quarter included an additional month of earnings in Investor Services of $42 million ($28 million after-tax).

Capital Markets

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts)	October 31 2015	July 31 2015	October 31 2014
Net interest income (1)	$1,098	$1,016	$877
Non-interest income	639	1,030	622
Total revenue (1)	1,737	2,046	1,499
PCL	36	15	32
Non-interest expense	1,072	1,187	899
Net income before income taxes	629	844	568
Net income	$555	$545	$402
Revenue by business
Corporate and Investment Banking	$847	$1,006	$846
Global Markets	935	1,070	721
Other	(45)	(30)	(68)
Selected balances and other information
ROE	12.3%	12.9%	10.7%
Average total assets	$500,200	$465,200	$416,900
Average trading securities	111,900	116,100	105,400
Average loans and acceptances	85,900	81,300	68,500
Average deposits	63,200	62,700	51,500
PCL on impaired loans as a % of average net loans and acceptances	0.17%	0.07%	0.19%
		For the three months ended
Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)		Q4 2015 vs Q4 2014	Q4 2015 vs Q3 2015
Increase (decrease):
Total revenue		$168	$38
Non-interest expense		112	28
Net income		33	7
Percentage change in average US$ equivalent of C$1.00		(16)%	(4)%
Percentage change in average British pound equivalent of C$1.00		(10)%	(2)%
Percentage change in average Euro equivalent of C$1.00		(3)%	(5)%

(1)	The taxable equivalent basis (teb) adjustment for the three months ended October 31, 2015 was $213 million (July 31, 2015 – $133 million, October 31, 2014 – $101 million).

Q4 2015 vs. Q4 2014

Net income increased $153 million or 38% from last year, primarily due to a lower effective tax rate reflecting income tax adjustments related to the current year, growth in our global markets businesses, and the positive impact of foreign exchange translation. These factors were partially offset by higher staff and support costs. In addition, our results in the prior year included the unfavourable impact of the implementation of a one-time funding valuation adjustment (FVA) of $105 million ($51 million after-tax and variable compensation), and $75 million ($46 million after-tax and variable compensation) in lower trading revenue and costs associated with the exit from certain proprietary trading strategies.

Total revenue increased $238 million or 16%, mainly due to the positive impact of foreign exchange translation, higher equity trading revenue reflecting increased client activity and more favourable market conditions, and higher M&A activity. These factors were largely offset by lower equity origination reflecting decreased client issuance activity primarily in Canada and the U.S.

PCL increased $4 million or 13%, mainly due to provisions taken in the oil & gas and consumer goods sectors.

Non-interest expense increased $173 million or 19%, mainly due to the impact of foreign exchange translation, and higher staff and support costs.

Q4 2015 vs. Q3 2015

Net income increased $10 million or 2% from the prior quarter. Lower variable compensation, income tax adjustments as noted above, and higher equity trading revenue were mostly offset by lower debt and equity origination reflecting decreased client issuance activity, lower fixed income trading revenue due to unfavourable market conditions, and lower loan syndication activity.

Corporate Support

	As at or for the three months ended
(Millions of Canadian dollars)	October 31 2015	July 31 2015	October 31 2014
Net interest income (loss) (1)	$(205)	$(109)	$(70)
Non-interest income (loss)	20	(20)	113
Total revenue	(185)	(129)	43
PCL	(2)	(2)	(1)
Non-interest expense	41	14	40
Net income (loss) before income taxes	(224)	(141)	4
Income (recoveries) taxes (1)	(424)	(165)	(122)
Net income (2)	$200	$24	$126

(1)	Teb adjusted.
(2)	Net income reflects income attributable to both shareholders and NCI. Net income attributable to NCI for the three months ended October 31, 2015 was $25 million (July 31, 2015 – $24 million; October 31, 2014 – $24 million).

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a comparative period analysis is not relevant. The following identifies material items affecting the reported results in each period.

Net interest income (loss) and income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount deducted from net interest income (loss) was offset by an equivalent increase in income taxes (recoveries). The teb amount for the three months ended October 31, 2015 was $213 million as compared to $133 million in the prior quarter and $101 million in the prior year period. For further discussion, refer to the How we measure and report our business segments section of our 2015 Annual Report.

In addition to the teb impacts noted above, the following identifies the other material items affecting the reported results in each period.

Q4 2015

Net income was $200 million largely reflecting favourable tax adjustments and asset/liability management activities. This quarter also included transaction costs of $29 million ($23 million after-tax) related to our acquisition of City National.

Q3 2015

Net income was $24 million largely reflecting asset/liability management activities.

Q4 2014

Net income was $126 million largely reflecting gains on private equity investments related to the sale of a legacy portfolio and asset/liability management activities.

KEY PERFORMANCE AND NON-GAAP MEASURES

Additional information about these and other key performance and non-GAAP measures can be found under the Key performance and Non-GAAP Measures section of our 2015 Annual Report.

Return on Equity

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income and return on equity (ROE). ROE does not have a standardized meaning under GAAP. We use ROE as a measure of return on the capital invested in our business. The following table provides a summary of our ROE calculations:

The following table provides a summary of our ROE calculations:

Calculation of Return on Equity

	For the three months ended							For the year ended
	October 31, 2015							October 31, 2015
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total
Net income available to common shareholders	$1,251	$252	$223	$85	$538	$166	$2,515	$9,734
Total average common equity	$17,050	$5,850	$1,650	$3,100	$17,350	$10,800	$55,800	$52,300
ROE	29.1%	17.0%	53.4%	10.9%	12.3%	n.m.	17.9%	18.6%

(1)	Average common equity represent rounded figures. ROE is based on actual balances before rounding.
(2)	The amounts for the segments are referred to as attributed capital or economic capital.
n.m	not meaningful.

Non-GAAP measures

Results and measures excluding specified items are non-GAAP measures. Specified items comprise:

•	In Q2 2015, a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based funding subsidiary that resulted in the release of CTA that was previously booked in OCE.

•	In Q3 2014, a loss of $40 million (before- and after-tax), related to the closing of the sale of RBC Jamaica on June 27, 2014.

•	In Q1 2014, a loss of $60 million (before- and after-tax) also related to the sale of RBC Jamaica, and a provision related to post-employment benefits and restructuring charges in the Caribbean of $40 million ($32 million after-tax).

Given the nature and purpose of our management reporting framework, we use and report certain non-GAAP financial measures, which are not defined in and do not have a standardized meaning under GAAP, and may not be comparable with similar information disclosed by other financial institutions. We believe that excluding these specified items from our results is more reflective of our ongoing operating results, provides readers with a better understanding of our performance, and should enhance the comparability of our comparative periods. For further information, refer to the Key Performance and non-GAAP measures section of our 2015 Annual Report.

Non-GAAP measures, excluding specified items
	For the year ended October 31, 2015			For the year ended October 31, 2014
(Millions of Canadian dollars, except per share and percentage amounts)	Reported	Release of CTA	Adjusted	Reported	Loss related to sale of RBC Jamaica	Provision for post-employment benefits and restructuring charge in the Caribbean	Adjusted
Net income	$10,026	$(108)	$9,918	$9,004	$100	$32	$9,136
Basic earnings per share	$6.75	$(0.07)	$6.68	$6.03	$0.07	$0.02	$6.12
Diluted earnings per share	$6.73	$(0.07)	$6.66	$6.00	$0.07	$0.02	$6.09
ROE	18.6%		18.4%	19.0%			19.3%

Personal & Commercial Banking net income, excluding specified items
				For the year ended October 31, 2014
(Millions of Canadian dollars)				Reported	Loss related to sale of RBC Jamaica	Provision for post-employment benefits and restructuring charge in the Caribbean	Adjusted
Net income				$4,475	$100	$32	$4,607

Consolidated Balance Sheets

(Millions of Canadian dollars)	October 31 2015 (1)	July 31 2015 (2)	October 31 2014 (1)
Assets
Cash and due from banks	$12,452	$19,976	$17,421
Interest-bearing deposits with banks	22,690	10,731	8,399

Securities
Trading	158,703	172,370	151,380
Available-for-sale	56,805	63,145	47,768
	215,508	235,515	199,148
Assets purchased under reverse repurchase agreements and securities borrowed	174,723	172,659	135,580

Loans
Retail	348,183	343,463	334,269
Wholesale	126,069	121,214	102,954
	474,252	464,677	437,223
Allowance for loan losses	(2,029)	(2,078)	(1,994)
	472,223	462,599	435,229
Segregated fund net assets	830	821	675

Other
Customers’ liability under acceptances	13,453	12,761	11,462
Derivatives	105,626	112,459	87,402
Premises and equipment, net	2,728	2,667	2,684
Goodwill	9,289	9,322	8,647
Other intangibles	2,814	2,810	2,775
Investments in joint ventures and associates	360	346	295
Employee benefit assets	245	108	138
Other assets	41,267	42,399	30,695
	175,782	182,872	144,098
Total assets	$1,074,208	$1,085,173	$940,550

Liabilities

Deposits
Personal	$220,566	$218,629	$209,217
Business and government	455,578	449,397	386,660
Bank	21,083	26,210	18,223
	697,227	694,236	614,100
Segregated fund net liabilities	830	821	675

Other
Acceptances	13,453	12,761	11,462
Obligations related to securities sold short	47,658	55,656	50,345
Obligations related to assets sold under repurchase agreements and securities loaned	83,288	83,236	64,331
Derivatives	107,860	116,083	88,982
Insurance claims and policy benefit liabilities	9,110	9,395	8,564
Employee benefit liabilities	1,969	2,431	2,420
Other liabilities	41,507	41,282	37,309
	304,845	320,844	263,413
Subordinated debentures	7,362	7,374	7,859
Total liabilities	$1,010,264	$1,023,275	$886,047
Equity attributable to shareholders
Preferred shares	5,100	4,950	4,075
Common shares (shares issued - 1,443,423,151, 1,443,191,703 and 1,442,232,886)	14,573	14,561	14,511
Treasury shares - preferred (shares held - (63,179), (5,704) and 1,207)	(2)	-	-
- common (shares held - 531,638, 478,978 and 891,733)	38	37	71
Retained earnings	37,811	35,795	31,615
Other components of equity	4,626	4,760	2,418
	62,146	60,103	52,690
Non-controlling interests	1,798	1,795	1,813
Total equity	63,944	61,898	54,503
Total liabilities and equity	$1,074,208	$1,085,173	$940,550

(1)	Derived from audited financial statements.
(2)	Derived from unaudited financial statements.

Consolidated Statements of Income

	For the three-months ended			For the year ended
(Millions of Canadian dollars, except per share amounts)	October 31 2015 (1)	July 31 2015 (1)	October 31 2014 (1)	October 31 2015 (2)	October 31 2014 (2)

Interest income
Loans	$4,203	$4,241	$4,269	$16,882	$16,979
Securities	1,159	1,177	933	4,519	3,993
Assets purchased under reverse repurchase agreements and securities borrowed	333	319	253	1,251	971
Deposits and other	20	18	21	77	76

	5,715	5,755	5,476	22,729	22,019

Interest expense
Deposits and other	1,375	1,387	1,463	5,723	5,873
Other liabilities	486	525	390	1,995	1,784
Subordinated debentures	54	60	63	240	246
	1,915	1,972	1,916	7,958	7,903
Net interest income	3,800	3,783	3,560	14,771	14,116

Non-interest income
Insurance premiums, investment and fee income	717	1,021	1,167	4,436	4,957
Trading revenue	(203)	56	(153)	552	742
Investment management and custodial fees	942	966	886	3,778	3,355
Mutual fund revenue	731	739	691	2,881	2,621
Securities brokerage commissions	352	358	347	1,436	1,379
Service charges	404	405	386	1,592	1,494
Underwriting and other advisory fees	350	531	428	1,885	1,809
Foreign exchange revenue, other than trading	222	137	207	814	827
Card service revenue	193	209	180	798	689
Credit fees	308	320	239	1,184	1,080
Net gain on available-for-sale securities	34	42	62	145	192
Share of profit in joint ventures and associates	40	28	34	149	162
Other	129	233	348	900	685
	4,219	5,045	4,822	20,550	19,992
Total revenue	8,019	8,828	8,382	35,321	34,108
Provision for credit losses	275	270	345	1,097	1,164
Insurance policyholder benefits, claims and acquisition expense	292	656	752	2,963	3,573

Non-interest expense
Human resources	2,682	2,890	2,581	11,583	11,031
Equipment	342	327	288	1,277	1,147
Occupancy	368	351	333	1,410	1,330
Communications	253	213	259	888	847
Professional fees	307	223	263	932	763
Amortization of other intangibles	180	180	176	712	666
Other	515	451	440	1,836	1,877
	4,647	4,635	4,340	18,638	17,661

Income before income taxes	2,805	3,267	2,945	12,623	11,710
Income taxes	212	792	612	2,597	2,706
Net income	$2,593	$2,475	$2,333	$10,026	$9,004

Net income attributable to:
Shareholders	$2,569	$2,449	$2,316	$9,925	$8,910
Non-controlling interests	24	26	17	101	94
	$2,593	$2,475	$2,333	$10,026	$9,004
Basic earnings per share (in dollars)	$1.74	$1.66	$1.57	$6.75	$6.03
Diluted earnings per share (in dollars)	1.74	1.66	1.57	6.73	6.00
Dividends per common share (in dollars)	0.79	0.77	0.75	3.08	2.84

(1)	Derived from unaudited financial statements.
(2)	Derived from audited financial statements.

Consolidated Statements of Comprehensive Income
	For the three-months ended			For the year ended
(Millions of Canadian dollars)	October 31 2015 (1)	July 31 2015 (1)	October 31 2014 (1)	October 31 2015 (2)	October 31 2014 (2)
Net income	$2,593	$2,475	$2,333	$10,026	$9,004
Other comprehensive income (loss), net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities	(176)	14	22	(76)	143
Reclassification of net losses (gains) on available-for-sale securities to income	(12)	(9)	(16)	(41)	(58)
	(188)	5	6	(117)	85
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	(97)	3,542	924	5,885	2,743
Net foreign currency translation gains (losses) from hedging activities	57	(1,771)	(470)	(3,223)	(1,585)
Reclassification of losses (gains) on foreign currency translation to income	(42)	(4)	-	(224)	44
Reclassification of losses (gains) on net investment hedging activities to income	42	-	-	111	3
	(40)	1,767	454	2,549	1,205
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	41	(236)	(32)	(541)	(108)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	54	46	36	330	28
	95	(190)	4	(211)	(80)
Items that will not be reclassified subsequently to income:
Remeasurements of employee benefit plans	456	203	(152)	582	(236)
Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss	189	165	51	350	(59)
	645	368	(101)	932	(295)
Total other comprehensive income (loss), net of taxes	512	1,950	363	3,153	915
Total comprehensive income	$3,105	$4,425	$2,696	$13,179	$9,919
Total comprehensive income attributable to:
Shareholders	$3,080	$4,392	$2,679	$13,065	$9,825
Non-controlling interests	25	33	17	114	94
	$3,105	$4,425	$2,696	$13,179	$9,919

(1)	Derived from unaudited financial statements.
(2)	Derived from audited financial statements.

Consolidated Statements of Changes in Equity

						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares - preferred	Treasury shares - common	Retained earnings	Available- for-sale securities	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non- controlling interests	Total equity
Balance at November 1, 2012 (1)	$4,813	$14,323	$1	$30	$23,162	$419	$196	$216	$831	$43,160	$1,761	$44,921
Changes in equity
Issues of share capital	-	121	-	-	-	-	-	-	-	121	-	121
Common shares purchased for cancellation	-	(67)	-	-	(341)	-	-	-	-	(408)	-	(408)
Preferred shares redeemed	(213)	-	-	-	(9)	-	-	-	-	(222)	-	(222)
Sales of treasury shares	-	-	127	4,453	-	-	-	-	-	4,580	-	4,580
Purchases of treasury shares	-	-	(127)	(4,442)	-	-	-	-	-	(4,569)	-	(4,569)
Share-based compensation awards	-	-	-	-	(7)	-	-	-	-	(7)	-	(7)
Dividends on common shares	-	-	-	-	(3,651)	-	-	-	-	(3,651)	-	(3,651)
Dividends on preferred shares and other	-	-	-	-	(253)	-	-	-	-	(253)	(94)	(347)
Other	-	-	-	-	(26)	-	-	-	-	(26)	30	4
Net income	-	-	-	-	8,244	-	-	-	-	8,244	98	8,342
Total other comprehensive income (loss), net of taxes	-	-	-	-	319	(72)	490	(41)	377	696	-	696
Balance at October 31, 2013 (1)	$4,600	$14,377	$1	$41	$27,438	$347	$686	$175	$1,208	$47,665	$1,795	$49,460
Changes in equity
Issues of share capital	1,000	150	-	-	(14)	-	-	-	-	1,136	-	1,136
Common shares purchased for cancellation	-	(16)	-	-	(97)	-	-	-	-	(113)	-	(113)
Preferred shares redeemed	(1,525)	-	-	-	-	-	-	-	-	(1,525)	-	(1,525)
Sales of treasury shares	-	-	124	5,333	-	-	-	-	-	5,457	-	5,457
Purchases of treasury shares	-	-	(125)	(5,303)	-	-	-	-	-	(5,428)	-	(5,428)
Share-based compensation awards	-	-	-	-	(9)	-	-	-	-	(9)	-	(9)
Dividends on common shares	-	-	-	-	(4,097)	-	-	-	-	(4,097)	-	(4,097)
Dividends on preferred shares and other	-	-	-	-	(213)	-	-	-	-	(213)	(94)	(307)
Other	-	-	-	-	(8)	-	-	-	-	(8)	18	10
Net income	-	-	-	-	8,910	-	-	-	-	8,910	94	9,004
Total other comprehensive income (loss), net of taxes	-	-	-	-	(295)	85	1,205	(80)	1,210	915	-	915
Balance at October 31, 2014 (1)	$4,075	$14,511	$-	$71	$31,615	$432	$1,891	$95	$2,418	$52,690	$1,813	$54,503
Changes in equity
Issues of share capital	1,350	62	-	-	(21)	-	-	-	-	1,391	-	1,391
Preferred shares redeemed	(325)	-	-	-	-	-	-	-	-	(325)	-	(325)
Sales of treasury shares	-	-	117	6,098	-	-	-	-	-	6,215	-	6,215
Purchases of treasury shares	-	-	(119)	(6,131)	-	-	-	-	-	(6,250)	-	(6,250)
Share-based compensation awards	-	-	-	-	(1)	-	-	-	-	(1)	-	(1)
Dividends on common shares	-	-	-	-	(4,443)	-	-	-	-	(4,443)	-	(4,443)
Dividends on preferred shares and other	-	-	-	-	(191)	-	-	-	-	(191)	(92)	(283)
Other	-	-	-	-	(5)	-	-	-	-	(5)	(37)	(42)
Net income	-	-	-	-	9,925	-	-	-	-	9,925	101	10,026
Total other comprehensive income (loss), net of taxes	-	-	-	-	932	(117)	2,536	(211)	2,208	3,140	13	3,153
Balance at October 31, 2015	$5,100	$14,573	$(2)	$38	$37,811	$315	$4,427	$(116)	$4,626	$62,146	$1,798	$63,944

(1)	Derived from audited financial statements.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, and include our Chief Executive Officer’s statements. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive and systemic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2015 Annual Report; weak oil and gas prices; the high levels of Canadian household debt; exposure to more volatile sectors; cybersecurity; anti-money laundering; the business and economic conditions in Canada, the U.S. and certain other countries in which we operate; the effects of changes in government fiscal, monetary and other policies; tax risk and transparency; and environmental risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this earnings release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2015 Annual Report. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2015 Annual Report.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our 2015 Annual Report, 2015 Annual Information Form (AIF) and Annual Report on Form 40-F (Form 40-F) on our website at: http://www.rbc.com/investorrelations. Shareholders may request a hard copy of our 2015 Annual Report, AIF and Form 40-F free of charge by contacting Investor Relations at
(416) 955-7802. Our Form 40-F will be filed with the SEC.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Wednesday, December 2nd, 2015 at 8:00 a.m. (EST) and will feature a presentation about our fourth quarter and 2015 results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at:
http://www.rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217, 866-696-5910, passcode 7327857#). Please call between 7:50 a.m. and 7:55 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. Also, a recording will be available by 5:00 p.m. (EST) on December 2nd, 2015 until February 22nd, 2016 at:

http://www.rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 8589854#).

Media Relations Contacts

Claire Holland, Director, Financial and Corporate Communications, claire.holland@rbc.com, 416-974-2239 or 1-888-880-2173 (toll-free outside Toronto)

Sandra Nunes, Senior Manager, Financial Communications, sandra.nunes@rbc.com, 416-974-1794 or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Amy Cairncross, VP & Head, Investor Relations, amy.cairncross@rbc.com, 416-955-7803

Lynda Gauthier, Managing Director, Investor Relations, lynda.gauthier@rbc.com, 416-955-7808

Stephanie Phillips, Director, Investor Relations, stephanie.phillips@rbc.com, 416-955-7809

Brendon Buckler, Associate Director, Investor Relations, brendon.buckler@rbc.com, 416-955-7807

ABOUT RBC

Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management, insurance, investor services and capital markets products and services on a global basis. We employ approximately 78,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 37 other countries. For more information, please visit rbc.com.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders.